Mail Stop 3561

      							December 14, 2005

Mr. Marko Bogoievski
Chief Financial Officer
Telecom Corporation of New Zealand Limited
Telecom House
68 Jervois Quay
Wellington, New Zealand


	Re:	Telecom Corporation of New Zealand Limited
      Form 20-F for Fiscal Year Ended June 30, 2005
		Filed September 9, 2005
      File No. 1-10798

Dear Mr. Bogoievski:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for Fiscal Year Ended June 30, 2005

Partnership Arrangements, page 65

1. Please expand your discussion of partnership arrangements to include disclosure on how you account for the various provisions in the arrangements.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note your auditor`s opinion is for the financial position of the Group as of June 30, 2005 and 2004 and the results of their operations and cash flows for the years then ended. Please revise to include an audit opinion for the fiscal year ended June 30, 2003.

3. We note your presentation of "Parent" financial statements. If these financial statements are unaudited, please revise to indicate
"unaudited" under each applicable column. If the financial statements are audited, please ask your auditors to include an opinion for these financial statements.

Financial Statements, pages F-2 - F-5

4. We refer to your footnote disclosure on page F-6. Please revise the face of your financial statements and all applicable sections to indicate that the amounts are expressed in New Zealand dollars.

Statement of Financial Position, page F-4

5. We note a material balance in your receivables and prepayments compared to your revenue for the years ended is June 30, 2005 and 2004. Please tell us and disclose in your liquidity section the reason for this high balance in receivables and prepayments. Specifically focus on trade receivables, unbilled rental and tolls, and material disputes.

Note 1. Revenue Recognition, page F-7

6. We note that you recognize revenue from directories advertising and related publication costs upon the publication of the directories. Please tell us the amount of revenue recognized from directories advertising and related publication costs for all periods presented. Also, tell us the impact directories advertising gross margin on the related segment profit/loss and the consolidated earnings before income tax.

Foreign Currency Transactions, page F-9

7. We refer to your statements that where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalized as part of the cost of the item of property, plant and equipment. Referencing the appropriate accounting literature, please tell us how you account for these transactions under U.S. GAAP.

Note 15 Long-Term Debt, page F-22

8. We note your disclosure on page F-23 regarding the TeleNotes that
states that you can, at your sole discretion, (1) redeem the TeleNotes for cash, (2) offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or (3) redeem the notes at a price equivalent to 90% of the average closing price
of your shares in the 10 days preceding the election date.   It
appears that some of these provisions may be embedded derivatives which may need to be bifurcated pursuant to SFAS 133. Please tell us the embedded derivatives you identified in the TeleNotes and how you concluded that bifurcation of these embedded features was not required pursuant to SFAS 133.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Marko Bogoievski
Telecom Corporation of New Zealand Limited
December 14, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE